Exhibit 99.1

Borr Drilling Limited – SGM Results Notification and Conditions for First Settlement of Equity Offering Met

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) advises that a Special General Meeting of the Company was held on August 16, 2022 at 09:00 ADT at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda

The following resolution was passed:

To approve the increase of the Company’s authorized share capital from US$18,000,000.00 divided into 180,000,000 common shares of US$0.10 par value each to US$22,000,000.00 divided into 220,000,000 common shares of US$0.10 par value each by the authorization of an additional 40,000,000 common shares of US$0.10 par value each.

The increase in authorized share capital is one of the two conditions for the Company to complete the first settlement of the previously announced public offering. In addition, the Company has entered into the required binding term sheets/other binding agreements with all applicable lenders, which is the second condition for the first settlement, and as such, the first settlement is expected to be completed as announced on August 17, 2022

Hamilton, Bermuda
August 16, 2022

The offering referred to herein was made pursuant to an effective automatic shelf registration statement, previously filed by the Company with the Securities and Exchange Commission (“SEC”) on July 26, 2022. The offering of the common shares was made only by means of a prospectus and a related prospectus supplement. A final prospectus supplement relating to the offering was filed with the SEC on August 11, 2022. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the final prospectus supplement and accompanying prospectus related to the offering may be obtained by contacting DNB Markets, Inc., Attn: Compliance Department, by telephone: 212-681-3800, or by email at: compliance.marketsinc@dnb.no

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to the expected settlement date of the offering and other non-historical statements. The forward-looking statements included in this press release are subject to significant risks, uncertainties, contingencies and factors that may cause the Company’s actual results to be materially different from those expressed or implied by the forward-looking statements including risks related to settlement of the offering and other risks described in the Company’s most recent Annual Report on Form 20-F and other filings of the Company with the SEC. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.

Borr Drilling Ltd. | Reg. no. 51741 | S. E. Pearman Building, 2nd Fl, 9 Par-la-Ville Road, Hamilton HM11, Bermuda
Contact:  Bermuda +1 441 7370152 I Oslo: +47 22 48 30 00 | London: +44 203 709 3235